

Apex Clearing Corporation's Compliance report

Apex Clearing Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as the term is defined in paragraph (d)(3)(ii) of rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2015;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2015;
(4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2015; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R §240.15c3-3(e) was derived from the books and records of the Company.

Apex Clearing Corporation

I, <u>Ralph D'Auge</u>, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By:    Date: 2-26-16

Ralph D'Auge, Sr. VP. Of Finance